UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

(mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For The Fiscal Year Ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from to

Commission file number 000-19860

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

SCHOLASTIC CORPORATION
401(k) SAVINGS AND RETIREMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SCHOLASTIC CORPORATION

557 Broadway,
New York, New York 10012

SCHOLASTIC CORPORATION
401(k) SAVINGS AND RETIREMENT PLAN
Financial Statements and Supplemental Schedule
December 31, 2012 and 2011 and Year ended December 31, 2012

Report of Independent Registered Public Accounting Firm

To the Retirement Plan Committee of the Board of Directors of Scholastic Corporation.

We have audited the accompanying statements of net assets available for benefits of the Scholastic Corporation 401(k) Savings and Retirement Plan as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Scholastic Corporation’s Retirement Plan Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2012 and 2011, and the changes in its net assets available for benefits for the year ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2012 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

New York, New York
July 5, 2013

1

SCHOLASTIC CORPORATION
401(k) SAVINGS AND RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(Amounts in thousands)

	December 31,

	2012	2011
ASSETS
Investments, at fair value
Registered Investment Entities:
AF Washington Mutual Investors Fund	$14,468	$13,008
American Beacon Small Capital Value Fund	4,139	3,584
American Funds Growth Fund of America	-	13,335
Artisan Mid Capital Fund	16,062	13,285
Fidelity Freedom Fund 2005	1,090	1,177
Fidelity Freedom Fund 2010	4,620	5,577
Fidelity Freedom Fund 2015	11,753	11,167
Fidelity Freedom Fund 2020	19,525	16,252
Fidelity Freedom Fund 2025	20,815	17,169
Fidelity Freedom Fund 2030	17,660	14,676
Fidelity Freedom Fund 2035	16,134	12,664
Fidelity Freedom Fund 2040	15,937	12,408
Fidelity Freedom Fund 2045	5,251	3,704
Fidelity Freedom Fund 2050	4,288	2,671
Fidelity Freedom Fund 2055	159	-
Fidelity Freedom Income Fund	2,377	2,448
Fidelity Managed Income Portfolio Fund II	31,807	32,022
T. Rowe Price Blue Chip Growth	15,224	-
Vanguard Institutional Index Fund	42,342	37,407
Vanguard Total Bond Market Index Fund	16,067	13,305
Vanguard Total International Stock Index Fund (Institutional)	14,912	13,092
Vanguard Small-Cap Growth Index Fund	-	5,219
Vanguard Small-Cap Growth Index Fund (Institutional)	6,207	-
Common Stock:
Scholastic Corporation Common Stock	8,399	8,628
Total investments at fair value	$289,236	$252,798
Receivables
Other receivables	$-	$12
Notes receivable from participants	6,601	6,365
Total receivables	$6,601	$6,377
Total assets	$295,837	$259,175

LIABILITIES
Accrued expenses	$(17)	$(3)
Total liabilities	$(17)	$(3)

Net assets available for benefits reflecting investments at fair value	$295,820	$259,172

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(863)	(778)
Net assets available for benefits	$294,957	$258,394

See accompanying notes

2

SCHOLASTIC CORPORATION
401(k) SAVINGS AND RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(Amounts in thousands)

December 31, 2012

Interest and dividend income	$6,614

Net appreciation in fair value of investments	23,800

Contributions:
Employer	7,905
Participants	21,498
Rollovers	1,472
Total contributions	30,875

Total additions	$61,289

Distributions to participants	(24,726)
Total distributions	$(24,726)

Net increase	36,563

Net assets available for benefits:
Beginning of year	258,394

End of year	$294,957

See accompanying notes

3

SCHOLASTIC CORPORATION
401(k) SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN

GENERAL

The Scholastic Corporation 401(k) Savings and Retirement Plan, amended and restated effective January 1, 2009 and as thereafter amended (the “Plan”), is a defined contribution plan sponsored by Scholastic Corporation (the “Company”). The Plan is administered by the Retirement Plan Committee of the Board of Directors of the Company, which has delegated certain responsibility and authority to an Administrative Committee composed of members of senior management of the Company (the “Retirement Plan Committee,” and to the extent delegated to the Administrative Committee, collectively the “Committees”). Fidelity Management Trust Company serves as Trustee for the Plan (the “Trustee”). In addition, Fidelity Institutional Retirement Services Company provides administrative and recordkeeping services on behalf of the Plan (the “Record Keeper”). Investment products offered through December 31, 2012 to participants under the Plan (“Participants”), other than the Company’s common stock (“Company Stock”), were provided by Fidelity and several other mutual fund companies. The Plan is an employer plan qualified under Section 401(a) of the Internal Revenue Code, as amended (the “Code”).

The Plan’s fiscal year (“Plan Year”) is the twelve-months ended December 31. This description of the Plan provides only general information and is presented to assist in understanding the Plan’s financial statements. Participants should refer to the Plan’s documents for a more complete description of the Plan’s provisions, copies of which are available from the Company.

ELIGIBILITY

Employees eligible to enroll in the Plan include all employees of the Company and its domestic subsidiaries (other than “leased” employees) who have attained the age of 18 (“Eligible Employees”). Eligible Employees may enroll in the Plan on any business day after they become eligible to participate in the Plan. After 90 days of employment, Eligible Employees (except temporary employees), who have not otherwise elected to enroll in the Plan, are automatically enrolled at a 3% contribution rate, as soon as administratively feasible and thereafter provides for automatic pre-tax contribution increases of 1% each calendar year on October 1 for Participants whose pre-tax contribution deferral rate is less than 6%. The Plan permits Eligible Employees to opt-out of the automatic enrollment program of the Plan.

PLAN AMENDMENTS

The Plan was amended effective January 1, 2012, to provide that amounts payable to a Participant or their beneficiary that remain unpaid after five years, due to the inability of the Record Keeper to ascertain the whereabouts of the Participant or his beneficiary, will be deposited into a separate account held by the Company. In the event a Participant or beneficiary claims this benefit repayment will be made to the Participant or the beneficiary, as the case may be.

The Plan was amended effective January 1, 2012, to provide that if a check, including a returned check, related to a distribution or withdrawal from a Participant’s account, remains issued and outstanding for a period of time not less than 225 days, and the Record Keeper has been unable to locate the Participant or his beneficiary after reasonable efforts have been made to do so, the amount of the check will be forfeited. If a Participant contacts the Record Keeper and claims a benefit repayment will be made from a separate account held by the Company. At the end of each Plan Year, amounts forfeited under this amendment shall be applied in the same manner as unvested matching contributions and balances.

4

SCHOLASTIC CORPORATION
401(k) SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS

PARTICIPANT CONTRIBUTIONS

As approved by the Retirement Plan Committee and subject to the provisions of the Code, Eligible Employees may contribute during the Plan Year at the Participant’s election into any of the Plan’s fund options, in pre-tax and/or after-tax compensation dollars (“Compensation Contributions”); provided that the sum of pre-tax and after-tax contributions during any Plan Year does not exceed the following limitations:

Pre-tax Contributions: Pre-tax contributions are limited to the lesser of 50% of annual salary, overtime, bonuses and commissions (“Compensation”), subject to the requirements of the Code, or $17,000 for the Plan Year ended December 31, 2012. Eligible Employees whose Compensation is in excess of $110,000 in the prior year (“Highly Compensated Employees”) are limited to the lesser of 7% of their annual Compensation or $17,000 for the Plan Year ended December 31, 2012. The sum of pre-tax and after-tax contributions during any Plan Year cannot exceed 50% (or 7%, if a Highly Compensated Employee) of annual Compensation.

After-tax Contributions: After-tax contributions are limited to 50% of annual Compensation, subject to the requirements of the Code. Highly Compensated Employees are limited to a contribution of 7% of their annual Compensation. The sum of pre-tax and after-tax contributions during any Plan Year cannot exceed 50% (or 7% if a Highly Compensated Employee) of annual Compensation.

Catch-up Contributions: All Participants who are at least age 50 or who will reach age 50 during the calendar year will have the option to make additional pre-tax contributions of up to $5,500.

Rollover Contributions: Any Eligible Employee may transfer to the Plan contributions and such other amounts from an “eligible rollover plan” that meets the requirements of the Code at the time of the transfer (“Rollover Contributions”).

EMPLOYER CONTRIBUTIONS

Under the Plan, the Company contributes a percentage of each Participant’s Compensation (“Matching Contributions”). The Company’s contributions for the benefit of the Participants are made in cash in an amount equal to a percentage of the Participant’s pre-tax contributions. For the Plan Year ended December 31, 2012, the Company contributed an amount equal to 50% of a Participant’s pre-tax contributions, up to a maximum amount equal to 6% of the Participant’s annual Compensation.

Total Participant plan contributions, including Matching Contributions, are limited to the lesser of 100% of the Participant’s Compensation, or $50,000. Catch-up contributions are not eligible for Company Matching Contributions.

VESTING

Participants are immediately vested in their Compensation Contributions and Rollover Contributions. Matching Contributions vest at the rate of 20% per year of service by a Participant. A Participant becomes 100% vested in all Matching Contributions after either five years of credited service, or upon death or disability while employed, or upon reaching age 65.

FORFEITURES

Upon termination of employment, Participants forfeit their unvested matching contributions balance. Forfeitures by Participants of unvested matching contributions (“Forfeitures”) were used to offset Matching Contributions for other Participants and to pay Plan expenses during the Plan Year. For Plan Year ended December 31, 2012, Matching Contributions were reduced by $476,765 from Forfeitures. At December 31, 2012, there were Forfeitures of $41,096 available to reduce future Matching Contributions and pay Plan expenses.

5

SCHOLASTIC CORPORATION
401(k) SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS

PARTICIPANT ACCOUNT DISTRIBUTIONS

A Participant’s account under the Plan may be distributed in full upon cessation of employment for any reason, including termination, death, disability or retirement at the participant’s choice. On a daily basis, a Participant, for any reason, may withdraw all or a portion of his or her after-tax contributions. All distributions from the Plan are in cash or, if elected by the Participant, in whole shares of Company Stock, to the extent that the Participant is invested in Company Stock. In the event of attainment of age 59-1/2, a Participant may withdraw his or her entire vested balance during employment. At December 31, 2012 and 2011, all withdrawals requested by Participants had been paid.

In the event of a hardship, a Participant may withdraw during employment such portion of his or her account to meet such hardship. In addition, once each Plan Year, Participants may request a loan from the Plan of up to 50% of the vested value of their account not to exceed $50,000. In no event may a Participant have more than one loan outstanding for the purchase of a principal residence or more than two outstanding loans at any time. All loans must be repaid in equal installments of principal and interest through automatic payroll deductions over a period not to exceed five years, except for certain loans made to purchase a Participant’s principal residence, which may be repaid over a period of up to ten years pursuant to the Code. Upon termination, outstanding loan balances that are not repaid by the Participant are treated as a taxable distribution to the Participant.

PLAN EXPENSES

Expenses are incurred at either the fund level or the Plan level. All expenses incurred by the funds (commissions, management fees, etc.) are paid out of investor assets and, are therefore, netted in realized and unrealized appreciation in fair value of investments in the Statement of Changes in Net Assets Available for Benefits. Plan expenses for recordkeeping and investment advisory services were approximately $54,000, and of that amount approximately $40,000 were paid from Forfeitures in the current year. The Company pays all other Plan expenses.

COMPANY STOCK FUND

The Plan invests in Company Stock through its common stock fund. Dividends are paid and then reinvested in Company Stock.

Each Participant is entitled to exercise voting rights attributable to the shares allocated to their account and is notified by the Company prior to the time that such rights may be exercised. The trustee is not permitted to vote any allocated shares for which instructions have not been given by a Participant. The trustee votes any unallocated shares in the same proportion as those shares that were allocated, unless the Committee directs the trustee otherwise. Participants have the same voting rights in the event of a tender or exchange offer.

PAYMENT OF BENEFITS

Benefits are recorded when paid.

6

SCHOLASTIC CORPORATION
401(k) SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The financial statements of the Plan are prepared in conformity with U.S. generally accepted accounting principles (“GAAP”). The Plan’s financial statements accounts are prepared on the accrual basis. Purchases and sales of investment securities are recorded at market value on the trade date.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principals requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

VALUATION OF INVESTMENTS

Investments held by the Plan, with the exception of the Fidelity Managed Income Portfolio II fund, are valued at the net asset value of shares held, as quoted on the open market. The investment contracts held as part of the Fidelity Managed Income Portfolio II fund are recorded at fair value (see Note 3); however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts, because contract value is the amount Participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less Participant withdrawals and administrative expenses. Investments in Company Stock are valued at the closing price as quoted on the NASDAQ Stock Market on the valuation date.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NOTES RECEIVABLE FROM PARTICIPANTS

Notes receivable from participants represent Participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2012 or 2011. If a Participant ceases to make loan repayments and the Plan administrator deems the Participant loan to be a distribution, the Participant loan balance is reduced to zero and a benefit payment is recorded.

NEW ACCOUNTING PRONOUNCEMENTS

In January 2011, the Financial Accounting Standards Board (the “FASB”) issued authoritative guidance requiring additional disclosures about assets and liabilities measured at fair value. The guidance requires: (i) separate disclosure of the amounts transferred in and out of Levels 1 and 2; along with the reasons for such transfers; (ii) information about purchases, sales, issuances and settlements to be presented separately in the reconciliation for Level 3 fair value measurements; (iii) fair value measurement disclosures for each class of assets and liabilities; and (iv) disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements, for Level 2 or Level 3 fair value measurements. The new disclosures and clarifications of existing disclosures were effective for annual reporting periods beginning after December 15, 2009, except for (ii) above, which was effective for fiscal years beginning after December 15, 2011. The adoption of guidance (ii) above in the current Plan Year ended December 31, 2012 did not have a material effect on the Plan’s net assets available for benefits, changes in net assets available for benefits or related disclosures.

7

SCHOLASTIC CORPORATION

401(k) SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

In May 2011, the FASB issued an update to the authoritative guidance related to fair value measurements. The amendments will add new disclosures, with a particular focus on Level 3 measurements. The objective of these amendments is to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with GAAP and International Financial Reporting Standards (“IFRS”). The disclosure amendments in this update are to be applied prospectively and are effective during interim and annual periods beginning after December 15, 2011. Early application was not permitted. The adoption of this guidance in the current Plan Year ended December 31, 2012 did not have a material effect on the Plan’s net assets available for benefits, changes in net assets available for benefits or related disclosures.

3.	INVESTMENTS

Investments held by the Plan are stated at fair value. The fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price).

Investment contracts held by a defined contribution plan are reported at fair value. The underlying investments in the Fidelity Management Income Portfolio Fund II, a pooled stable value fund, are recorded at their contract value, which is equal to principal plus accrued interest minus fees and participant withdrawals. Stable value funds are contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Certain events may limit the ability of the Plan to transact at contract value with the issuer. The Fidelity Managed Income Portfolio II fund includes restrictions on liquidating the fund under certain circumstances, in which event it could take up to twelve months to liquidate the Plan’s holdings in that fund. The Plan administrator does not believe that the Plan’s Participants would be subject to any event that would limit the Plan’s ability to transact at contract value.

The average yield of the Fidelity Managed Income Portfolio II fund based on actual earnings was approximately 1.33% and 1.45% at December 31, 2012 and 2011, respectively, and the average yield based on the interest rate credited to Participants was approximately 1.28% and 1.60% at December 31, 2012 and 2011, respectively. The following individual investments represent 5% or more of the net assets available for benefits (in thousands):

	December 31,
	2012	2011
AF Washington Mutual Investors Fund	*	$13,008
American Funds Growth Fund of America (1)	-	13,335
Artisan Mid Capital Fund	16,062	13,285
Fidelity Freedom Fund 2020	19,525	16,252
Fidelity Freedom Fund 2025	20,815	17,169
Fidelity Freedom Fund 2030	17,660	14,676
Fidelity Freedom Fund 2035	16,134	*
Fidelity Freedom Fund 2040	15,937	*
Fidelity Managed Income Portfolio Fund II (2)	31,807	32,022
T. Rowe Price Blue Chip Growth (3)	15,224	-
Vanguard Institutional Index Fund	42,342	37,407
Vanguard Total Bond Market Index Fund	16,067	13,305
Vanguard Total International Stock Index Fund (Institutional)	14,912	13,092

*	Investment is less than 5%

(1)	Fund was deleted as an investment choice in 2012.

(2)	The contract value of the Plan’s investment in the Fidelity Managed Income Portfolio Fund II was $30,945 and $31,244 as of December 31, 2012 and 2011, respectively

(3)	Fund was added as an investment choice in 2012.
8

SCHOLASTIC CORPORATION

401(k) SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

During 2012, the Plan’s total net realized and unrealized appreciation (depreciation) in the fair value of investments was as follows (in thousands):

Fund Name	Realized	Unrealized	Total
AF Washington Mutual Investors Fund	$85	$1,194	$1,279
American Beacon Small Capital Value Fund	52	362	414
American Funds Growth Fund of America	1,620	(80)	1,540
Artisan Mid Capital Fund	280	1,554	1,834
Fidelity Freedom Fund 2005	28	50	78
Fidelity Freedom Fund 2010	136	298	434
Fidelity Freedom Fund 2015	112	771	883
Fidelity Freedom Fund 2020	115	1,377	1,492
Fidelity Freedom Fund 2025	157	1,688	1,845
Fidelity Freedom Fund 2030	140	1,477	1,617
Fidelity Freedom Fund 2035	114	1,456	1,570
Fidelity Freedom Fund 2040	136	1,423	1,559
Fidelity Freedom Fund 2045	75	432	507
Fidelity Freedom Fund 2050	43	346	389
Fidelity Freedom Fund 2055	1	1	2
Fidelity Freedom Income Fund	14	85	99
Scholastic Corporation Common Stock	40	(140)	(100)
T. Rowe Price Blue Chip Growth	107	415	522
Vanguard Institutional Index Fund	471	4,533	5,004
Vanguard Total Bond Market Index Fund	15	83	98
Vanguard Total International Stock Index Fund (Institutional)	183	1,708	1,891
Vanguard Small-Cap Growth Index Fund (Institutional)	76	304	380
Vanguard Small-Cap Growth Index Fund	523	(60)	463
Total	$4,523	19,277	$23,800

4.	FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date and it establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs when measuring fair value.

The three level hierarchy used as a basis for measuring the fair value of a Plan investment are:

•	Level 1 includes unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date.

•	Level 2 includes observable inputs, other than unadjusted quoted prices in active markets, for identical assets or liabilities such as:

o	Quoted prices for similar assets or liabilities in active markets
o	Quoted prices for identical or similar assets or liabilities in inactive markets
o	Inputs other than quoted prices that are observable for the asset or liability
o	Inputs that are derived principally from or corroborated by observable market data by correlation or other means

Level 3 includes unobservable inputs in which there is little or no market data available, which are significant to the fair value measurement and require the Plan to develop its own assumptions about the inputs that market participants would use to price an asset or liability. There are no Level 3 measures utilized in the portfolio of assets.

9

SCHOLASTIC CORPORATION

401(k) SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used as of December 31, 2012 and 2011.

•	Mutual funds: Valued at the net asset value of shares held by the Plan at year end, as quoted on the open market.
•	Pooled stable value funds: Valued at the net asset value of shares held by the Plan at year end, which is based on the value of the underlying investments.
•	Common stock: Valued at the closing price reported on the active market on which the individual security is traded.

The tables below sets forth by level, within the fair value hierarchy, the Plan investments carried at fair value:

	Assets at Fair Value as of December 31, 2012 (in thousands)
	Level 1	Level 2	Level 3	Total
Mutual funds:
Mid/Large Cap Stock Funds	$205,328	$-	$-	$205,328
Small Cap Stock Funds	10,346	-	-	10,346
International Fund	14,912	-	-	14,912
Fixed Income Funds	18,444	-	-	18,444
Pooled Stable Value Funds	-	31,807	-	31,807
Scholastic Corporation Common Stock	8,399	-	-	8,399
Total	$257,429	$31,807	$-	$289,236

	Assets at Fair Value as of December 31, 2011 (in thousands)
	Level 1	Level 2	Level 3	Total
Mutual funds:
Mid/Large Cap Stock Funds	$174,500	$-	$-	$174,500
Small Cap Stock Funds	8,803	-	-	8,803
International Fund	13,092	-	-	13,092
Fixed Income Funds	15,753	-	-	15,753
Pooled Stable Value Funds	-	32,022	-	32,022
Scholastic Corporation Common Stock	8,628	-	-	8,628
Total	$220,776	$32,022	$-	$252,798
10

SCHOLASTIC CORPORATION

401(k) SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

5.	TAX STATUS

The Plan received a favorable determination letter from the Internal Revenue Service (“IRS”), dated January 19, 2011 covering all of the amendments executed through January 30, 2009 and stating that the Plan is qualified under Section 401(a) of the Code. Therefore, the related trust is exempt from taxation. Subsequent to this determination, the Plan was further amended. The Plan, as amended, is required to operate in conformity with the Code in order to maintain its qualification. The Plan administrator believes that the Plan is being operated, in all material respects, in accordance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt. The Plan administrator has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

The Plan administrator evaluates uncertain tax positions taken by the Plan and the financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions and at December 31, 2012 is currently under audit by the IRS for Plan Year ended December 31, 2010. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

6.	PLAN TERMINATION

While the Plan is intended to be permanent, it may be terminated at any time by a resolution of the Board of Directors, subject to the provisions of ERISA. Upon termination of the Plan, all necessary provisions of the Plan shall remain in effect, no further contributions may be made to the Plan and the account of each Participant shall become fully vested and non-forfeitable, and distributed to the Participants.

7.	RISK AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. As a result, changes in the value of investment securities could materially affect the amounts reported in the statement of net assets available for benefits.

8.	RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2012 and 2011 (in thousands):

	December 31,
	2012	2011
Net assets available for benefits per the financial statements	$294,957	$258,394
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	863	778
Accrued expenses	-	3
Interest income on notes receivable from participants	(4)	(5)
Net assets available for benefits per Form 5500	$295,816	$259,170

9.	RELATED PARTY TRANSACTIONS

Certain Plan investments are managed by Fidelity (which are parties-in-interest). All investment transactions with such parties-in-interest qualify as party-in-interest transactions and are exempt from the prohibited transactions rules. Fees paid by the Plan for the investment management services were $63,578 and $167,195 for the years ended December 31, 2012 and 2011, respectively. At December 31, 2012 and 2011, the Plan had $8,398,039 or 2.9% and $8,626,847 or 3.4%, respectively, of its total net assets invested in Scholastic Corporation Common Stock.

11

Supplemental Schedule

12

SCHOLASTIC CORPORATION 401(k) SAVINGS AND RETIREMENT PLAN

EIN #13-3385513 Plan #004

SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2012

(Amounts in thousands)

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Number of Shares	Cost	Current Value
American Beacon	American Beacon Small Capital Value Fund	199.3	**	$4,139
American Funds	American Funds Washington Mutual Investors Fund	465.2	**	14,468
Artisan	Artisan Mid Capital Fund	427.9	**	16,062
Fidelity*	Fidelity Freedom Fund 2005	97.3	**	1,090
Fidelity*	Fidelity Freedom Fund 2010	327.2	**	4,620
Fidelity*	Fidelity Freedom Fund 2015	995.2	**	11,753
Fidelity*	Fidelity Freedom Fund 2020	1,364.4	**	19,525
Fidelity*	Fidelity Freedom Fund 2025	1,741.8	**	20,815
Fidelity*	Fidelity Freedom Fund 2030	1,241.0	**	17,660
Fidelity*	Fidelity Freedom Fund 2035	1,363.8	**	16,134
Fidelity*	Fidelity Freedom Fund 2040	1,929.4	**	15,937
Fidelity*	Fidelity Freedom Fund 2045	536.9	**	5,251
Fidelity*	Fidelity Freedom Fund 2050	444.8	**	4,288
Fidelity*	Fidelity Freedom Fund 2055	16.0	**	159
Fidelity*	Fidelity Freedom Income Fund	203.0	**	2,377
Fidelity*	Fidelity Management Income Portfolio Fund II	30,944.5	**	31,807
T. Rowe Price	T. Rowe Price Blue Chip Growth	333.6	**	15,224
Vanguard	Total Bond Market Index Fund (Institutional)	1,448.8	**	16,067
Vanguard	Vanguard Institutional Index Fund	324.4	**	42,342
Vanguard	Vanguard Small-Cap Growth Index Fund (Institutional)	247.6	**	6,207
Vanguard	Vanguard Total International Stock Index Fund (Institutional)	148.8	**	14,912
Scholastic Corporation*	Company Stock	284.1	**	8,399
Participant loans*	Prime + 0.5% Interest Rate; Repayment Terms: one to ten years	n/a	n/a	6,601
Total investments				$295,837

* Indicates party-in-interest to the Plan

** Not required as the investment is Participant-directed

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of Scholastic Corporation, the Plan administrator of the Scholastic Corporation 401(k) Savings and Retirement Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SCHOLASTIC CORPORATION 401(k) SAVINGS AND RETIREMENT PLAN
Date: July 5, 2013	/s/ Maureen O’Connell

Maureen O’Connell Executive Vice President, Chief Administrative Officer and Chief Financial Officer
14

Exhibits/Index

Exhibit No.	Document

23.1	Consent of Independent Registered Public Accounting Firm
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